Exhibit 99.1

YANDEX ADDRESSES MARKET RUMORS

MOSCOW and AMSTERDAM, the Netherlands, October 22, 2018 (GLOBE NEWSWIRE) -- Yandex (NASDAQ: YNDX) acknowledges recent media speculation about potential changes to our capital structure.  The Company regularly receives various offers and expressions of interest from third parties, but it is the Company’s policy not to comment on market rumors.

In the normal course of business, the Board of Directors and its relevant committees periodically consider questions relating to the optimal capital structure of our Company.  The Board is committed to good corporate governance and, in the exercise of its fiduciary duties, evaluates any potential steps with a view to protecting the long-term interests of the Company and all of its shareholders and stakeholders. It should also be noted that any corporate actions affecting the rights of holders of any class of shares are subject to robust governance policies, which include not only Board approval, but also the approval of holders of 75% of the Company’s Class A shares.

Arkady Volozh, the Company’s CEO and co-founder, currently holds Class B shares representing approximately 48% of the votes of the Company and approximately 10% of the economic interest.  Mr. Volozh and other founders and early employees, who also own Class B shares, together currently hold approximately 57% of the total voting power in the Company.  In accordance with Yandex Articles of Association, our Class B shares cannot be transferred or sold to any third party, including to heirs.  This dual class capital structure, which is common in our industry, was adopted prior to our IPO to preserve the entrepreneurial spirit of Yandex and to ensure that we focus on our long-term vision rather than yielding to short-term capital market volatility.

Mr. Volozh commented, “When we founded Yandex twenty one years ago, we never dreamt that it would become a world-class technology company.  I am extremely proud of what our team has accomplished in this time.  We have gone from a few people working out of an apartment to a company with almost 10,000 team members.  We continue to delight our audience with innovative products that improve the daily lives of tens of millions of consumers.  And we are not done.  I am committed to leading Yandex to new heights, and I have no intention to sell my shares in the Company.  I support the Board’s efforts to continuously evaluate the Company’s capital structure to best position the Company for the future.”

Board deliberations may or may not lead to any proposal to change the Company’s capital structure or to any potential transaction, and the Company does not intend to comment further on market speculation or disclose any developments unless and until it otherwise deems further disclosure is appropriate or required.

Forward-Looking Statements

All statements included in this press release, other than historical information or statements of historical fact, are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements, including statements regarding the Board’s evaluation of the Company’s capital structure or any potential steps in that regard, are based on management’s current expectations and are subject to risks, uncertainties and changes in circumstances that could significantly affect future results. Accordingly, the Company cautions that the forward-looking statements contained herein are qualified by important factors and uncertainties that could cause actual results to differ materially from those reflected by such statements. Such factors and uncertainties include, but are not limited to, the risks that are detailed from time to time in the Company’s filings with the Securities and Exchange Commission (“SEC”). For more information on the factors that could affect the Company’s financial results and business, review the Company’s filings with the SEC, including, but not limited to, our Annual Report on Form 20-F for the year ended December 31, 2017, which is on file with the U.S. Securities and Exchange Commission (SEC) and is available on our investor relations website at http://ir.yandex.com/sec.cfm and on the SEC website at www.sec.gov. All information in this release is as of October 22, 2018, and Yandex undertakes no duty to update this information unless required by law.

Contacts:

Investor Relations
Katya Zhukova
Phone: +7 495 974-35-38
E-mail: askIR@yandex-team.ru

Media Relations
Ilya Grabovskiy
Phone: +7 495 739-70-00
E-mail: pr@yandex-team.ru